MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 240

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 240 on June 23, 2000. An effort has been made to set forth below each of the major changes from the material previously submitted and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

          Cover Page. The date of the Prospectus has been completed.

          Pages 2-3. "The Summary of Essential Financial Information" section and "Fee Table" have been completed.

          Pages 4-5. The portfolio has been completed and various information has been updated.

          Pages 6-10. The descriptions of the issuers of the Securities have been revised.

          Pages 11-12. The Report of Independent Certified Public Accountants and Statement of Condition have been completed.





                                                              FILE NO. 333-39644
                                                                    CIK #1104591


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 240

B.   Name of Depositor: VAN KAMPEN FUNDS INC.

C.   Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

D.   Name and complete address of agents for service:

CHAPMAN AND CUTLER              VAN KAMPEN FUNDS INC.
Attention:  Mark J. Kneedy      Attention:  A. Thomas Smith III, General Counsel
111 West Monroe Street          One Parkview Plaza
Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181


E. Title of securities being registered: Units of undivided beneficial interest

F.   Approximate date of proposed sale to the public:


 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

/ X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on June 26, 2000 pursuant to Rule 487.





                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


INTERNATIONAL EQUITY TRUST, SERIES 4

--------------------------------------------------------------------------------


   Van Kampen Focus Portfolios, Series 240 includes the unit investment trust described above (the "Trust"). The Trust invests in a portfolio of stocks of foreign companies. The Trust seeks to provide capital appreciation. Of course, we cannot guarantee that the Trust will achieve its objective.



                                  JUNE 26, 2000


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

    The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.


                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                  JUNE 26, 2000

PUBLIC OFFERING PRICE
Aggregate value of Securities per Unit (1)                           $     9.950
Sales charge                                                               0.145
  Less deferred sales charge                                               0.095
Public offering price per Unit (2)                                   $    10.000

TRUST INFORMATION
Initial number of Units (3)                                               16,343
Aggregate value of Securities (1)                                    $   162,610
Estimated initial distribution per Unit (4)                          $       .02
Estimated annual dividends per Unit (4)                              $    .07751
Redemption price per Unit (5)                                        $      9.84

GENERAL INFORMATION
Initial Date of Deposit                                         June 26, 2000
Mandatory Termination Date                                      June 26, 2001
Record Date                                                     January 10, 2001
Distribution Date                                               January 25, 2001



--------------------------------------------------------------------------------

     (1) Each Security is valued as of 11:30 a.m. New York time on the Initial Date of Deposit. You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The public offering price includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust at the end of the initial offering period (currently anticipated to be one day). The estimated amount is described on the next page.


     (2) The public offering price will include any accumulated dividends or cash in the Income or Capital Accounts.

     (3) The number of Units may be adjusted so that the public offering price per Unit equals $10 at the Evaluation Time on the Initial Date of Deposit. The number of Units and fractional interest of each Unit will increase or decrease to the extent of any adjustment.

     (4) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

     (5) The redemption price is reduced by any remaining deferred sales charge. The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period. See "Rights of Unitholders--Redemption of Units".


                                    FEE TABLE




TRANSACTION FEES (AS % OF OFFERING PRICE)
Initial sales charge                                                 0.50%
Deferred sales charge (1)                                            0.95%
                                                                  ----------
Maximum sales charge                                                 1.45%
                                                                  ==========
Maximum sales charge on reinvested dividends                         0.00%
                                                                  ==========


ESTIMATED ORGANIZATIONAL COSTS PER UNIT (2)                      $   0.00940
                                                                  ==========
ESTIMATED ANNUAL EXPENSES PER UNIT
Trustee's fee and operating expenses                             $   0.01756
Supervisory and evaluation fees                                  $   0.00500
                                                                  ----------
Estimated annual expenses per Unit                               $   0.02256
                                                                  ==========
ESTIMATED COSTS OVER TIME
One year                                                         $        18
Three years                                                      $        43
Five years                                                               N/A
Ten years                                                                N/A



     This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Trust each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

--------------------------------------------------------------------------------


     (1) The deferred sales charge is actually equal to $0.095 per Unit. This amount will exceed the percentage above if the public offering price per Unit falls below $10 and will be less than the percentage above if the public offering price per Unit exceeds $10. The deferred sales charge accrues daily from July 10, 2000 through December 9, 2000. Your Trust pays a proportionate amount of this charge on the tenth day of each month beginning in the accrual period until paid in full.


     (2) You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Trustee will deduct the actual amount of these expenses from your Trust at the end of the initial offering period.


INTERNATIONAL EQUITY TRUST

   The Trust seeks to provide capital appreciation by investing in a fixed portfolio of equity securities of foreign companies. No one can guarantee that the Trust will acheive its objective.

   As new Units are issued, the Trust will seek to maintain, as nearly as practicable, an equal dollar amount of each of the stocks in the portfolio. The Trust may not be able to acheive this goal because some foreign markets require that stock transactions be executed in round lots (for example, 1000 shares).


     When the Trust terminates you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available. The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TO TRUST (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
       100      Akzo Nobel N.V.                            $        39.300            2.03%         $   3,930.02
        57      Alcatel                                             66.563            0.53              3,794.09
        87      ASM Lithography Holding N.V.                        43.547            0.00              3,788.60
        25      Axa                                                155.063            1.01              3,876.59
     1,434      Baan Company, N.V.                                   2.681            0.00              3,844.94
       396      BP Amoco Plc                                         9.761            1.92              3,865.52
       274      British Telecommunications Plc                      13.821            2.38              3,786.82
        22      Cap Gemini SA                                      176.251            0.45              3,877.52
       268      CMG Plc                                             14.031            0.23              3,760.20
        43      Dassault Systemes S.A.                              89.813            0.24              3,861.96
        49      Deutsche Bank AG                                    79.575            1.22              3,899.20
       439      Diageo Plc                                           8.831            3.42              3,876.82
+       23      FUJITSU, Limited                                   167.000            0.24              3,841.00
       237      Getronics NV                                        16.406            0.39              3,888.31
       136      Glaxo Wellcome Plc                                  27.686            2.01              3,765.31
        75      Koninklijke (Royal) Philips Electronics N.V.        50.953            0.47              3,821.51
       155      Logica Plc                                          24.775            0.21              3,840.11
       267      Marconi Plc                                         14.241            0.55              3,802.27
       439      Misys Plc                                            8.779            0.58              3,853.77
+       24      NEC Corporation                                    160.000            0.15              3,840.00
       283      News Corporation, Limited                           13.132            0.12              3,716.38
     1,000      Nikko Securities Company, Limited                    9.743            1.49              9,743.15
        67      Nokia Oyj                                           54.328            0.29              3,640.01
+       26      NTT DoCoMo, Inc.                                   141.000            0.03              3,666.00
       204      Reuters Group Plc                                   18.833            1.17              3,841.84
        62      Royal Dutch Petroleum Company                       62.766            1.92              3,891.49
       473      Sage Group Plc                                       7.803            0.07              3,690.88
       269      SEMA Group Plc                                      13.798            0.30              3,711.67
        26      Siemens AG                                         150.282            0.56              3,907.34
+       41      SONY Corporation                                    94.125            0.21              3,859.13
        56      STMicroelectronics N.V.                             67.594            0.03              3,785.27
       186      Telefonaktiebolaget LM Ericsson                     20.095            0.24              3,737.59
       194      Telefonica S.A.                                     19.266            0.00              3,737.55
     1,000      The Bank of Tokyo-Mitsubishi, Ltd                   11.487            0.60             11,487.06
       101      Tietoenator Oyj                                     37.322            1.05              3,769.53
+       43      Toyota Motor Corporation                            88.500            0.42              3,805.50
        30      UBS AG                                             143.593            1.51              4,307.79
       862      Vodafone Airtouch Plc                                4.461            0.45              3,844.98
       683      WM-Data AB                                           5.347            0.89              3,652.20
----------                                                                                          -------------
    10,156                                                                                          $  162,609.92
==========                                                                                          =============

See "Notes to Portfolio".

NOTES TO PORTFOLIO

     (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on June 26, 2000 and have settlement dates ranging from June 28, 2000 to June 30, 2000 (see "The Trust").

     (2) The market value of each Security is based on the price as of 11:30 a.m. New York time on the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                     PROFIT
          COST TO                             (LOSS) TO
          SPONSOR                              SPONSOR
      --------------                        -------------
      $   162,617                           $    (7)

     "+" indicates that the stock is is issued by a foreign company and held in the form American Depositary Receipts or similar receipts traded on a United States securities exchange. All other securities are issued by foreign companies and traded on foreign securities exchanges.


     (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of 11:30 a.m. New York time on the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.




     THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.

     Akzo Nobel N.V. Akzo Nobel N.V. produces and markets chemicals, coatings and pharmaceuticals. The company manufactures polymers, catalysts, pulp and paper chemicals, salt, base chemicals, paint, automobile finishes, industrial coatings, resins, oral contraceptives, antidepressants, cardiovascular drugs, diagnostic kits, home pregnancy kits and veterinary drugs.

     Alcatel. Alcatel develops, produces and distributes telecommunications equipment and cables and offers telecommunications services. The company manufactures and markets mobile telephones, microwave radio systems, switching equipment and underwater networks, printed circuit boards, inductive components, converters and optronics and solutions for utilities, cable TV operators and the Internet.

     ASM Lithography Holding NV. ASM Lithography Holding NV develops, manufactures, markets and services photolithography projection systems, known as wafer steppers and step and scan. The company supplies its products to integrated circuit manufacturers that use them to produce semiconductors. ASM's customers are located in the United States, Asia and Western Europe.

     Axa. Axa is a French insurance group providing insurance (life and non-life), reinsurance, financial and real estate services in Europe, Asia, Africa and North America. The company's insurance activities in the United States are conducted through Axa Financial.

     Baan Company, NV. Baan Company, NV provides business management software. The company's software integrates sales forecasting, component procurement, inventory management, manufacturing control, project management, distribution, transportation and finance. Baan's software is an open system which can be reconfigured in response to changes in production and operational processes.

     Bank of Tokyo-Mitsubishi, Limited. Bank of Tokyo-Misubishi, Limited provides a broad range of financial services to businesses, government, and private individuals. The bank, through its global subsidiaries, offers commercial, investment, and trust banking products and services.

     BP Amoco Plc. BP Amoco Plc is an oil and petrochemicals company. The company explores for and produces oil and natural gas, refines, markets, and supplies petroleum products, and manufactures and markets chemicals. BP Amoco's chemicals include acetic acid, acrylonitrile, ethylene and polyethylene. The company has operations in more than 70 countries.

     British Telecommunications Plc. British Telecommunications Plc provides telecommunications services. The company provides local and long-distance telephone call products and services in the United Kingdom telephone exchange lines to homes and businesses, international telephone calls to and from the United Kingdom, telecommunications equipment for customers' premises, and Internet and data services. BT has operations in over 50 countries.

     Cap Gemini SA. Cap Gemini SA offers computer-consulting services. The company offers software products and information systems management, project management and education and training services. Cap Gemini serves customers in the petroleum, financial services, automotive, aerospace and telecommunications industries in Europe and the United States.

     CMG Plc. CMG Plc is an information technology (IT) company, which provides consultancy systems and services to clients worldwide. The company's system development/IT consultancy area provides services for systems development, integration, project management. Their processing services/facilities management operations include payroll processing, personnel administration and share registration processing.

     Dassault Systemes SA. Dassault Systemes SA develops computer-aided design, manufacturing and engineering software products. The company markets and sells through a relationship with International Business Machines, Inc. Dassault's product, "Catia," provides designers and engineers with a fully integrated three-dimensional computer modeling system.

     Deutsche Bank AG. Deutsche Bank AG provides a broad range of banking, investment, fund management, securities, credit card, mortgage, leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. Deutsche Bank also offers a variety of financial consulting and advisory services.

     Diageo Plc. Diageo Plc has operations in food, alcoholic beverages, fast food restaurants and property management. The company owns "Burger King" restaurants, and markets food products under the "Pillsbury", "Haagen Dazs" and "Green Giant" brand names. The company's liquor and beer products include "Smirnoff", "J&B Rare", "Johnnie Walker", "Jose Cuervo", "Baileys", "Harp", and "Guinness Stout".

     FUJITSU, Limited. FUJITSU, Limited manufactures semiconductor, computer, and communication equipment. The company provides comprehensive information technology and network solutions for the global marketplace.

     Getronics NV. Getronics NV offers computer consulting, and solution design and implementation services. The company designs and builds Internet, intranet, and extranet portals, offers payroll outsourcing services, integrates voice and data, and offers mobile and fixed-line data communications solutions, and network integration services.

     Glaxo Wellcome Plc. Glaxo Wellcome Plc researches, develops, manufactures and markets pharmaceuticals. The group operates in over 57 countries, with products manufactured in around 33 countries and sold in over 150. The company's main products include "Zantac", an anti-ulcer drug, "Serevent", a respiratory drug, "Imigran", a migraine drug, "Lamictal", a treatment for epilepsy, and "Epivir", for HIV.

     Koninklijke (Royal) Philips Electronics NV. Koninklijke (Royal) Philips Electronics NV manufactures lighting, consumer electronics, multimedia devices, domestic appliances and personal care items, semiconductors, medical devices, communication systems, and industrial electronics. The company sells its products worldwide.

     Logica Plc. Logica Plc is a computer software and service company. Through its subsidiaries, the group designs, produces, markets, integrates, supplies and maintains custom-built software and hardware systems. Logica also offers consulting and project management services in the information technology markets. The group supplies its services to the financial, government, transportation and utilities markets.

     Marconi Plc. Marconi Plc is an international company which specializes in the communications marketplace. The group, which markets high technology products, operates via three divisions: Communications, supplying communications and data networking equipment and solutions: Systems, which applies electronic and information solutions in a range of industries: and Capital, providing funding for investment.

     Misys Plc. Misys Plc develops and licenses a variety of application software products to customers in the Financial Services, Telecommunication, Healthcare and Insurance sectors. The group also provides transaction processing, in addition to data and support services.

     NEC Corporation. NEC Corporation manufactures and markets computers, telecommunication devices, electric appliances, circuit boards, and medical equipment instruments. The company also serves as an information provider for computer communication. NEC operates worldwide.


     News Corporation, Limited. News Corporation, Limited is an international media company. The company's operations include the production and distribution of motion pictures and television programming. The company provides television, satellite, and cable broadcasting and the publication of newspapers, magazines, books and promotional inserts. News Corp. also provides electronic commerce and aircraft leasing.

     Nikko Securities Company, Limited. Nikko Securities Company, Limited provides investment banking and underwriting services worldwide. The company also acts as a securities dealer. Nikko operates numerous subsidiaries in Europe, North America, and the Middle and Far East.

     Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones, networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company provides its products and services worldwide.

     NTT DoCoMo, Inc. NTT DoCoMo, Inc. provides various types of telecommunication services including cellular phones, personal handyphone systems (PHS), paging, satelllite mobile communication, and wireless Private Branch Exchange system services. The company also sells cellular phones, PHS, car phones, and pagers.

     Reuters Group Plc. Reuters Group Plc is an international news and information organization. The company provides economic and financial information to the business community, in addition to supplying various news services. Reuters Financial Television covers world markets and international news through over 180 bureaus in some 160 countries.

     Royal Dutch Petroleum Company. Royal Dutch Petroleum Company owns 60% of the Royal Dutch/Shell Group of companies. Through this interest, the company explores for, produces, refines, and markets petroleum products, manufactures chemicals, mines coal and non-ferrous metals, and produces solar cells. Royal Dutch operates in approximately 135 countries.

     Sage Group Plc. Sage Group Plc is a software publishing company. The group develops, publishes and distributes accounting and payroll software for personal computer systems. Via its subsidiaries, Sage also maintains a registered user database which provides a market for their related products and services, including computer forms, software support contracts, program upgrades and customer training.

     SEMA Group Plc. SEMA Group Plc is an information technology company. The company provides facilities management, standard software products and systems integration products, including consulting and outsourcing. SEMA provides products and services to customers in the defense, energy, banking, transport, telecommunications, industrial and government sectors. Sema supplies its products internationally.

     Siemens AG. Siemens AG manufactures a wide range of industrial and consumer products. The company builds locomotives, traffic control systems, and automotive electronics and engineers electrical power plants. Siemens also provides public and private communications networks, computers, building control systems, medical equipment, household appliances and electrical components. The company operates worldwide.

     SONY Corporation. SONY Corporation develops and manufactures consumer and industrial electronic equipment. The company's products include audio and video equipment, televisions, displays, semiconductors, electronic components, computers and computer peripherals, and telecommunication equipment.

     STMicroelectronics NV. STMicroelectronics NV designs, develops, manufactures, and markets semiconductor integrated circuits and discrete devices. The company's products are used in the telecommunications, consumer electronics, automotive, computer, and industrial sectors. Geographically, customers are located in North America, Europe, and the Asia/Pacific region.

     Telefonaktiebolaget LM Ericsson AB. Telefonaktiebolaget LM Ericsson AB develops and produces advanced systems and products for wired and mobile communications in public and private networks. The product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems, and business systems. The company produces and markets worldwide.

     Telefonica S.A. Telefonica S.A. provides telecommunications services to industrial, residential and municipal customers throughout Spain and in Argentina, Peru, Brazil, Venezuela, Puerto Rico, Portugal, El Salvador and the United States. The company retails telephones, mobile phones and telefaxes and offers videoconferencing and audio-visual communications such as television broadcasting.

     Tietoenator Oyj. Tietoenator Oyj is an information technology service company. The company specializes in the developing, integration, maintenance and operation of advanced information systems. Tietoenator provides its services to banking and insurance companies, as well as to companies within the telecommunications, media, energy, trade, forest and manufacturing industries in Europe.

     Toyota Motor Corporation. Toyota Motor Corporation produces, sells, leases, and repairs passenger cars, trucks, buses, boats, and airplanes in Japan and overseas. The company also manages real estate, civil engineering, and insurance businesses. Toyota Motor has a joint venture with General Motors in the United States and a passenger car production base in the United Kingdom.

   UBS AG. UBS AG provides a wide range of global banking and financial services. The bank offers corporate and institutional banking, retail banking and basic banking services, corporate finance, merchant banking, investment counseling, asset and portfolio management, trading and risk management.

     Vodafone AirTouch PLC. Vodafone AirTouch PLC provides mobile telecommunications services. The company supplies customers with digital and analogue cellular telephone, paging and personal communications services. The group offers its services in France, Australia, Egypt, Fiji, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.

     WM-Data AB. WM-Data AB is a computer consulting company. The company provides solutions involving studies and analysis project management, development, maintenance and software, as well as training and data processing services for administrative systems. WM-Data sells its services to major companies, organizations and public sector agencies in the Nordic Countries.


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 240:

     We have audited the accompanying statement of condition and the related portfolio of Van Kampen Focus Portfolios, Series 240 as of June 26, 2000. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.


     We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 240 as of June 26, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
Chicago, Illinois
June 26, 2000


                             STATEMENT OF CONDITION
                               AS OF JUNE 26, 2000


INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                                                                      $      162,610
                                                                                                          -------------
         Total                                                                                            $      162,610
                                                                                                           -------------

                                                                                                           -------------

LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organizational costs (2)                                                                             $          154
     Deferred sales charge liability (3)                                                                           1,553
Interest of Unitholders--
     Cost to investors (4)                                                                                       163,430
     Less: Gross underwriting commission and organizational costs (2)(4)(5)                                        2,527
                                                                                                          --------------
         Net interest to Unitholders (4)                                                                         160,903
                                                                                                          --------------
         Total                                                                                            $      162,610
                                                                                                          ==============



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     (1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit which has been deposited with the Trustee.

     (2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

     (3) Represents the amount of mandatory distributions from the Trust on the bases set forth under "Public Offering".

     (4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

     (5)  Assumes the maximum sales charge.





THE TRUST
--------------------------------------------------------------------------------

   The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.


   The Trust offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of equity securities of foreign companies.


   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trust. Unless otherwise terminated as provided in the Trust Agreement, the Trust will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" for the Trust and any additional securities deposited into the Trust.


   Additional Units of the Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by the Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into the Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, an equal percentage relationship among each Security within the Trust's portfolio. Due to round lot requirements in certain foreign securities markets and market value fluctuations, the Trust may not be able to invest equally in each Security on the Initial or any subsequent Date of Deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trust will pay the associated brokerage or acquisition fees.


   Each Unit of the Trust initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   The Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------


   The objective of the Trust is to provide capital appreciation by investing in a portfolio of equity securities of foreign companies. There is no assurance that the Trust will achieve its objective.


   Investors should note that the above criteria were applied to the Securities for inclusion in the Trust as of the Initial Date of Deposit. Subsequent to this date, the Securities may no longer meet the above criteria. Should a Security no longer meet the selection criteria, the Security will not as a result thereof be removed from its Trust portfolio.

RISK FACTORS
--------------------------------------------------------------------------------

   Price Volatility. The Trust invests in stocks of foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time.
   Dividends. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   Foreign Stocks. Because the Trust invests in foreign stocks, the Trust involves additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. The Trust also involves the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. The Trust involves the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause the Trust to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S.
   Europe. The Trust invests in stocks principally traded in Europe. The Trust involves additional risks that differ from an investment in United States companies. In recent years, many European countries have participated in an effort to create a single European market. As part of this effort, the euro is scheduled to become the legal currency of participating European countries beginning January 1, 1999. At that time the currencies of these countries will no longer exist in their own right but will instead become denominations of the euro. It is uncertain which European countries, if any, will participate in the single European currency. We cannot predict the impact that a single currency will have on foreign exchange rates, interest rates or the value of your Trust. The issuers of the European stocks are subject to the effects of the recent political and social change in Europe. We cannot predict the impact of these changes on your Trust.
   Pacific Region. The Trust also invests in stocks that principally trade in Pacific region countries. The Trust involves additional risks that differ from an investment in United States companies. The Pacific region countries include Australia, New Zealand and countries in Asia. Social, political and economic instability may be significantly greater in certain Pacific region countries than that typically associated with the United States and Western European countries. Any instability could significantly disrupt Pacific region markets and could adversely affect the value of Units. Pacific region countries are in various stages of economic development. Some economies are substantially less developed than the U.S. economy. Adverse conditions in these emerging market countries can negatively impact the economies of the developed market countries in the region.
   Many of these countries depend significantly on international trade. As a result, protective trade barriers and the economic conditions of their trading partners can hurt these economies. These countries may also be sensitive to world commodity prices and vulnerable to recession in other countries. While some Pacific region countries have experienced rapid growth, many countries have immature financial sectors, economic problems or archaic legal systems. Pacific region economies have experienced difficulties in recent years. Some of these difficulties include declines in the value of currencies, gross domestic product and corporate earnings, political turmoil and stock markets volatility. In 1997, a significant drop in Thailand's currency set off a wave of currency depreciations throughout South and Southeast Asia. Most of the area's stock markets fell dramatically in reaction to these events. Consumer demand in these countries has been weak due to increased unemployment. Exports have been weak due to a general reduction in global growth. Interest rates and inflation have also increased in many of these countries.


   Telecommunications Issuers. The Trust invests significantly in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers. You should also review the following section discussing technology companies because these companies may involve similar risks.
   Technology Issuers. The Trust invests significantly in technology companies. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.
   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.


   No FDIC Guarantee. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   General. Units are offered at the Public Offering Price which includes the underlying value of the Securities, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charge in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Trust. These costs include the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses.


   During the initial offering period of the Trust offered in this prospectus, unitholders of Europe/Pacific Strategy Trust, Series 2 may utilize their redemption or termination proceeds to purchase Units of the Trust offered in this prosepctus at the Public Offering Price per Unit less 0.50%.


   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   Offering Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust. The initial price of the Securities was determined as of 11:30 a.m. New York time by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. After the initial deposit of Securities into the Trust, the Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in the Trust, taken as a whole, which are represented by the Units.
   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.


   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period equal to 1.15% of the Public Offering Price per Unit (0.67% of the Public Offering Price per Unit for units purchased with the redemption or termination proceeds from Europe/Pacific Strategy Trust, Series 2).


   Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. The breakpoint concessions or agency commissions are also applied on a Unit basis utilizing a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the broker, dealer or agent.
   Broker-dealers of the Trust, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.
   Sponsor Compensation. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Purchases and sales of Securities by your Trust may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Trust termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Trust may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Trust.

   Market for Units. The Sponsor does not currently intend to maintain a market for Units or to purchase Units at any secondary market repurchase price. A Unitholder may, however, dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered of Units for redemption. The Sponsor may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. If the Sponsor decides to maintain a secondary market, the Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.
   Tax-Sheltered Retirement Plans. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS
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   Distributions. Dividends and any net proceeds from the sale of Securities received by the Trust will be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by the Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.
   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.
   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trust. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.
   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in Securities or cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.


   The Trustee reserves the right to satisfy all redemption requests through an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.


   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rate share of each Unit in each Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   Special Redemption and Rollover. We currently intend to offer a subsequent series of the Trust for a Rollover when the Trust terminates.
   In connection with the Trust's termination you will have the option to (1) participate in the Rollover and have your Units reinvested into a subsequent trust series, (2) receive an in kind distribution of Securities or (3) receive a cash distribution.
   If you elect to participate in the Rollover, your Units will be liquidated on the Mandatory Termination Date. As the proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.
   We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Trust. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Trust procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".
   Certificates. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
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   Portfolio Administration. The Trust is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. If securities or property are acquired by the Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.


   The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to the Trust. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the Trust on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.


   When the Trust sells Securities the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of the Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   Pursuant to an exemptive order, a terminating Trust may be permitted to sell Securities to a new trust series if those Securities meet the investment strategy of the new trust. The exemption may enable the Trust to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.
   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   Termination. The Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. The Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the final Rollover). All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trusts. See "Additional Information".
   Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.

   Sponsor. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal offices at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, (630) 684-6000. As of November 30, 1999, the total stockholders' equity of Van Kampen Funds Inc. was $141,554,861 (audited). The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   Performance Information. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified time periods on other similar Van Kampen trusts or investment strategies utilized by the Trust (which may show performance net of expenses and charges which the Trust would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trust. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolio is not managed and Unit price and return fluctuate with the value of common stocks in the portfolio, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION
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   The Trust intends to elect and qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If the Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the Trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the Trust will not be subject to federal income tax or the excise tax.
   Distributions to Unitholders of the Trust's taxable income, other than distributions which are designated as capital gain dividends, will be taxable as ordinary income to Unitholders, except that to the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below.
   Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by the Trust (and received by the Unitholder) on December 31 of the year such distributions are declared.
   Distributions of the Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is generally subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Note that if a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.

   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units. The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g. short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.

   Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge.
   Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. When Units are held by corporate Unitholders, Trust distributions may qualify for the 70% dividends received deduction, subject to limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the Trust from United States corporations (other than real estate investment trusts) and is designated by the Trust as being eligible for such deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. The Trust will provide each Unitholder with information annually concerning what part of the Trust distributions are eligible for the dividends received deduction.
   The Trust may elect to pass through to the Unitholders the foreign income and similar taxes paid by the Trust in order to enable such Unitholders to take a credit (or deduction) for foreign income taxes paid by the Trust. If such an election is made, Unitholders of the Trust, because they are deemed to own a pro rata portion of the foreign securities held by the Trust, must include in their gross income, for federal income tax purposes, both their portion of dividends received by the Trust and also their portion of the amount which the Trust deems to be the Unitholders' portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income of the Trust from its foreign investments. Unitholders may then subtract from their federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however, as in the case of investors receiving income directly from foreign sources, the above described tax credit or deduction is subject to certain limitations. The 1997 Tax Act imposes a required holding period for such credits. Unitholders should consult their tax advisers regarding this election and its consequences to them.
   As discussed in "Rights of Unitholders", a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the next new series of the Trust (the "New Fund") in a taxable transaction, such Unitholder will recognize any gains for federal income tax purposes. However, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the New Fund will generally be disallowed with respect to the disposition of Units pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes.
   Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from the Trust.
   Distributions reinvested into additional Units of the Trust will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).
   The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.
   The foregoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unitholders.
   A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from the Trust which constitute dividends for Federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from the Trust that are designated by the Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and
(iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their tax advisers in this regard.


TRUST OPERATING EXPENSES
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   Compensation of Sponsor, Supervisor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trust. However, the Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trust but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   Trustee's Fee. For its services the Trustee will receive the fee from the Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.
   Miscellaneous Expenses. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust,
(b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Trust portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Trust.
   General. The fees and expenses of the Trust will accrue on a daily basis. The deferred sales charge, fees and expenses are paid out of the Capital Account of the Trust. When these amounts are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

OTHER MATTERS
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   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   Independent Certified Public Accountants. The statement of condition and the related portfolio included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trust with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.


TABLE OF CONTENTS
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          Title                                 Page
          -----                                 ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   International Equity Trust .................     4
   Notes to Portfolio..........................     5
   The Securities..............................     6
   Report of Independent Certified
      Public Accountants.......................    11
   Statement of Condition .....................    12
   The Trust...................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-3
   Rights of Unitholders.......................   A-6
   Trust Administration........................   A-9
   Taxation....................................  A-11
   Trust Operating Expenses....................  A-13
   Other Matters...............................  A-14
   Additional Information......................  A-14

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When Units of the Trust are no longer available this prospectus may be used as a preliminary prospectus for a future Trust. If this prospectus is used for future Trusts you should note the following:

The information in this prospectus is not complete with respect to future Trust series and may be changed. No person may sell Units of future Trusts until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                   PROSPECTUS
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                                  June 26, 2000



                                   Van Kampen
                              Focus Portfolios(SM)
                       A Division of Van Kampen Funds Inc.



                      International Equity Trust, Series 4



                              Van Kampen Funds Inc.

                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555


              Please retain this prospectus for future reference.






                                   Van Kampen
                             Information Supplement
                     Van Kampen Focus Portfolios, Series 240



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     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. You should read this Information Supplement in conjunction with the Prospectus. This Information Supplement is not a prospectus. It does not include all of the information that you should consider before investing in the Trust. This Information Supplement may not be used to offer or sell Units without the Prospectus. You can obtain copies of the Prospectus by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus. All capitalized terms have been defined in the Prospectus.

                                Table of Contents

                                                                   Page
         Risk Factors                                                 2
         Sponsor Information                                          4
         Trustee Information                                          5
         Trust Termination                                            6

RISK FACTORS
     Price Volatility. Because the Trust invests in stocks of foreign companies, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in the Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments.
     Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.
     Foreign Stocks. Because the Trust invests in foreign stocks, it involves additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of the Trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.
     Foreign Currencies. The Trust also involves the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. The Trust's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate the Trust might obtain had the Trustee sold the currency in the market at that time.


   Technology Issuers. Certain Trusts are concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. These Trusts, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.
   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.
   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Trust a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.
   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.
   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.
    Telecommunications Issuers. Because certain Trusts are concentrated in the telecommunications industry, the value of the Units of these Trusts may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a Trust portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a Trust portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Trust may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.


     Liquidity. Whether or not the stocks in the Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     Additional Units. The Sponsor may create additional Units of the Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.
     Voting. Only the Trustee may sell or vote the stocks in the Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in your Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

SPONSOR INFORMATION
   Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").
     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; credit services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); and real estate advice, financing and investing.
     Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal offices at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, (630) 684-6000. As of November 30, 1999, the total stockholders' equity of Van Kampen Funds Inc. was $141,554,861 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)
     As of March 31, 2000, the Sponsor and its Van Kampen affiliates managed or supervised more than $100 billion of investment products. The Sponsor and its Van Kampen affiliates managed $84.2 billion of assets for more than 63 open-end mutual funds, 39 closed-end funds and more than 2,700 unit trusts as of March 31, 2000. All of Van Kampen's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.
     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION
     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.
     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION
     The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Trust then outstanding or by the Trustee when the value of the Securities owned by the Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the Trust and in the case of the Trust will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in the Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder electing an in kind distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders in the Trust with 1,000 or more Units not requesting an in kind distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to the Unitholder of the Trust his pro rata share of the balance of the Income and Capital Accounts of the Trust.
     The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Trust pursuant to the Rollover Option. There is, however, no assurance that units of any new series of the Trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.
     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.





                       CONTENTS OF REGISTRATION STATEMENT

This Amendment No. 1 of Registration Statement comprises the following papers and documents:

         The facing sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

          1.1  Copy of Trust Agreement.

          3.1 Opinion and consent of counsel as to legality of securities being registered.

          4.1  Consent of Interactive Data Corporation

          4.2  Consent of Independent Certified Public Accountants.


                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 240 hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 240 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 26th day of June, 2000.

                                         Van Kampen Focus Portfolios, Series 240
                                                        By Van Kampen Funds Inc.

                                                          By Christine K. Putong
                                        ----------------------------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on June 26, 2000 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )

                                       Officer                                )

John H. Zimmermann III              President

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo                    Executive Vice President and Chief        )
                                    Operations and Technology Officer

                                                             Christine K. Putong
                                                            --------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

*An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.